Exhibit 1.2

NET SMELTER RETURN

Globetech Ventures Corporation, a corporation duly organized under the laws of the State of British Columbia (hereinafter referred to as “Grantor”) and John Young and Joao Pulgatti (collectively referred to as “Grantees”), hereby enter into the following conveyance.  This Net Smelter Return is being issued by Grantor in connection with the parties hereto entering into Purchase Agreement of even date herewith.  Reference to dollar amounts in this agreement shall refer to United States dollars.

1.

Grantor does hereby remise, release, and forever quitclaim unto Grantees, its successors and assigns, a production royalty of one percent (1%) of the Net Smelter Return (“NSR”) up to $8 million from all Ores and Minerals, as hereinafter defined, mined or otherwise recovered and removed from that certain mineral claims located in Amapa State, Brazil, as more particularly described in Exhibit 1 attached hereto and incorporated herein by this reference (hereinafter referred to as the “Property”).

(a)

“Net Smelter Returns” for all purposes of this agreement shall mean the amount actually received by Grantor from any sale of Ores and Minerals or otherwise recovered and removed from the Property less, but only to the extent actually incurred and borne by Grantor:

(i)

Charges and costs, if any, for transportation from the mine or mill to places where Ores and Minerals are smelted,

(ii)

Charges, costs, including assaying and sampling costs, and all penalties, if any incurred upon smelting and/or refining Ores and Minerals; in the event smelting and/or refining is carried out in facilities owned or controlled in whole or in part, by Grantor, charges, costs and penalties for such operations shall mean the amount Grantor would have incurred if such operations were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms.

(b)

“Ores and Minerals” for all purposes of this agreement shall mean collectively “Ores and Minerals” as defined herein:

(i)

“Ores,” whether singular or plural, shall mean all material which in the sole discretion of Grantor justified either (A) mining, extracting, or recovering from place in the Property and selling or delivering to a processing plant for physical or chemical treatment, or (B) treating in place in the Property by chemical, solution, or other methods; said term shall also include all mineral-bearing solutions, natural or introduced, recovered by Grantor from the Property and sold or processed by Grantor, and all mineral and non-mineral components of all such materials and solutions.

(ii)

“Minerals,” whether singular or plural, shall mean any and all mineral substances of any nature, metallic or non-metallic.  The term “Minerals” shall not include oil, gas, or other liquid or gaseous hydrocarbon or geothermal substances.

2.

Upon completion of an Internationally Certified Independent Bankable Feasibility Study/Studies by an internationally recognized investment banker specializing in the mining industry or similar expert agreed to by the Parties, who will present a report that shows that there is/are commercial deposits that can be mined (hereafter called “the Bankable Feasibility”), Grantees can require Grantor to purchase this NSR for a payment, at Grantees election, of $4 million in cash or common shares of Grantor, at a deemed value of $4.00 per share (pre any share split) less the excess NSR payments over $4 million paid to Grantees by Grantor.

Grantor shall at all times production is occurring upon the Property accurately weigh, measure and sample in accordance with customary industry practices for precious metals mines, all ore or other material including products developed from ore or other material, to the end that accurate and complete records and reports are made and retained to ascertain the quantity of ores and minerals recovered and removed from the Property described herein.  In determining whether “customary industry practice” is being employed, consideration shall be given to whether the ore body from which production is occurring is a placer deposit or other type of deposit.  If production is from a placer deposit, then the grade and weight of concentrate developed at the gravity separation facility shall be determined and recorded, and the grade and weight of all dore produced in the onsite refinery shall be determined and recorded, and the grade and weight of slag recovered from the onsite refinery shall be determined and recorded, and the grade and weight of settled ounces at the final refiner shall be determined and recorded; provided, however, that Grantor shall not be required to determine the grade and weight of concentrate developed at the gravity separation facility if it makes a demonstration to Grantees from which it can be reasonably concluded, taking into consideration all existing facts and circumstances, that the samples taken would not be representative of the true grade and weight of the concentrate.  In the event Grantor makes the demonstration mentioned above, Grantees shall have the right to take such samples at its own expense and on a basis that does not interfere with Grantor’s business or operations.  Grantees shall provide Grantor with a copy of all sampling information so derived but it shall not be binding upon reasonable times to inspect all records and reports mentioned herein, the real property and the operations being conducted thereon, so long as such inspections do not unreasonably interfere with Grantor’s business or operations.

Grantor and Grantee hereby agree that they will each take such further action (including the execution and delivery of such future instruments and documents) as the other party may request in order to comply with the interests of the Parties pursuant to this Net Smelter Return Agreement in order to comply with Brazilian law.

Executed this 8th day of March, 2004.

GLOBETECH VENTURES CORPORATION,

a British Columbia corporation

By:  “D Gujral”

       Dilbagh Gujral, President

GRANTEE:

John Young, an Individual

“J Young”

Joao Luis Pulgatti, an Individual

J L Pulgatti”

______________________________________________________________________________________________________

Exhibit 1

Amapa Claims includes (i) claims 85031/2001, 85032/2001, 85033/2001, 85034/2001, and 85035/2001, and (ii) claims that Braz Gold Ltd stakes within an area surrounding the existing claims above in (i) or as a result of any joint venture/acquisition successfully negotiated with the Vila Nova Cooprativa.